UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Aqua Metals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03837J101

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 2, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		300,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

IA, PN

2

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,160,466
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,160,466
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,160,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		116,082
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,160,466
PERSON WITH	9	SOLE DISPOSITIVE POWER

116,082
	10	SHARED DISPOSITIVE POWER

2,160,466
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,276,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

ANTHONY AMBROSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

ALAN B. HOWE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

PADNOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		205,200
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

205,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

205,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

JEFFREY S. PADNOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		118,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		205,200
PERSON WITH	9	SOLE DISPOSITIVE POWER

118,000
	10	SHARED DISPOSITIVE POWER

205,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

323,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

S. SHARIQ YOSUFZAI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 03837J101

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)This statement is filed by:

(i)Philotimo Fund, LP, a Delaware limited partnership (“Philotimo”), with respect to the Shares directly and beneficially owned by it;

(ii)Kanen Wealth Management, LLC, a Florida limited liability company (“KWM”), as the general partner of Philotimo and with respect to the Shares directly and beneficially owned by it;

(iii)David L. Kanen, as the managing member of KWM and with respect to the Shares directly and beneficially owned by him and as a nominee for the Board of Directors of the Issuer (the “Board”);

(iv)Anthony Ambrose, as a nominee for the Board;

(v)Alan B. Howe, as a nominee for the Board;

(vi)PADNOS, a Michigan corporation, with respect to the Shares directly and beneficially owned by it;

(vii)Jeffrey S. Padnos, with respect to the Shares directly and beneficially owned by him and as a nominee for the Board; and

(viii) S. Shariq Yosufzai, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The address of the principal office of each of Philotimo, KWM and Mr. Kanen is 5850 Coral Ridge Drive, Suite 309, Coral Springs, Florida 33076. The principal business address of Mr. Ambrose is c/o Data I/O Corporation, 6645 185th Ave. N.E., Suite 100, Redmond, Washington 98052. The principal business address of Mr. Howe is 10755 Scripps Poway Pkwy, #302, San Diego, California 92131. The principal business address of each of PADNOS and Mr. Padnos is 185 W. 8th Street, Holland, Michigan 49423. The principal business address of Mr. Yosufzai is 171 Alpine Terrace, Oakland, California 94618.

(c)The principal business of each of KWM and Philotimo is investing in securities. The principal occupation of Mr. Kanen is serving as the managing member of KWM. The principal occupation of Mr. Ambrose is serving as Chief Executive Officer of Data I/O Corporation. The principal occupation of Mr. Howe is serving as Managing Partner of Broadband Initiatives, LLC. The principal business of PADNOS is as a as a recycling company. The principal occupation of Mr. Padnos is serving as Chairman of PADNOS. Mr. Yosufzai is retired.

10

CUSIP NO. 03837J101

(d)No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Each of Messrs. Ambrose, Howe, Kanen, Padnos and Yosufzai are citizens of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 2, 2018, KWM delivered a letter to the Issuer (the “Supplemental Notice”) nominating an additional director candidate, S. Shariq Yosufzai (the “Nominee”), for election to the Board at the Issuer’s 2018 annual meeting of stockholders (the “Annual Meeting”).  The Reporting Persons note that the Issuer’s Amended and Restated Bylaws do not include advance notice provisions for shareholder nominations of director candidates. As previously disclosed in Amendment No. 2 to the Schedule 13D, the Reporting Persons believe that substantial change is required to the composition of the Issuer’s Board to ensure that the best interests of shareholders are paramount in the board room. The Reporting Persons believe that Mr. Yosufzai has the qualifications to not only serve as a director of the Issuer, but also in a board leadership role where he can utilize his relevant expertise to help ensure that the required steps are taken to put the Issuer on the right track towards shareholder value creation. The Reporting Persons hope to continue their constructive dialogue with the Issuer’s management team and Board regarding opportunities to unlock value at the Issuer, including changes to Board composition.

S. Shariq Yosufzai, age 65, was most recently the Vice President, Global Diversity for the Chevron Corporation (“Chevron”)(NYSE: CVX), a multinational energy corporation, from 2013 to March 2018. He held a number of positions at Chevron and its various affiliates, including Vice President (from 2010 to 2013); President of Chevron Global Marketing, a business unit within Chevron (from 2004 to 2010); Co-President of Chevron Products Company, North America, Chevron’s North America Refining & Marketing operations (from 2003 to 2004); and President of Chevron Texaco Global Lubricants (from 2001 to 2003). Prior to that, he worked at Caltex Corporation, a joint venture between Chevron and Texaco, Inc., as the Corporate Vice President, Caltex Corporation & President, Caltex Lubricants & New Business Development (from 2000 to 2001) and held a number of other senior level management positions at Caltex Corporation from 1998 to 2000. From 1991 to 1998, he worked at Texaco Inc., a subsidiary of Chevron, and served as the President of Texaco Lubricants Company from 1994 to 1998. As part of a joint enterprise between Texaco, Inc. and Saudi Aramco, Mr. Yosufzai was employed at Star Enterprise from 1988 to 1991 where he held a number of positions and prior to that began his career at Texaco, Inc., from 1975 to 1983. His past board memberships include Chairman of the Board of Directors of Caltex Lubricants Lanka Ltd.; Member of the Board of Directors of Caltex Australia Limited; and Member of the Management Committee of Star Enterprise. Mr. Yosufzai currently serves as Chair of the AIChE Foundation (The American Institute of Chemical Engineers) since November 2017, Chair of the Board of Directors of the California Chamber of Commerce and is an Executive Committee Member of the San Francisco Opera’s Board of Directors. He previously served as Chair of the Board of the Association of Former Students of Texas A&M. Mr. Yosufzai also serves as Executive Sponsor of Chevron’s University Partnership Program for the University of California, Berkeley, and Texas A&M University, and on the Advisory Board of Texas A&M’s Dwight Look College of Engineering and on the Chancellor’s Century Council of the Texas A&M University System. Named a Distinguished Graduate of the Chemical Engineering Department of Texas A&M University in 1998, in 1999 he became the first person to be honored by the school as both an Outstanding International Alumnus and a Distinguished Alumnus. In 2011, he served as Chair of the Board of the California Chamber of Commerce and was named an Outstanding Alumnus of the Dwight Look College of Engineering at Texas A&M. He attended Extensive Education schools at both Columbia University, Graduate School of Business at Arden House and McIntire School of Commerce, University of Virginia and received his B.S. in Chemical Engineering from Texas A&M University. The Nominating Stockholder believes that Mr. Yosufzai’s extensive managerial, operational and financial experience makes him a well-qualified addition to the Board.

11

CUSIP NO. 03837J101

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 28,694,210 Shares outstanding, as of March 9, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2018.

A.	Philotimo
(a)	As of the close of business on April 2, 2018, Philotimo beneficially owned 300,000 Shares.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 300,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 300,000

(c)	Philotimo has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
B.	KWM
(a)	As of the close of business on April 2, 2018, KWM beneficially owned 1,860,466 Shares. KWM, as the general partner of Philotimo, may also be deemed the beneficial owner of the 300,000 Shares owned by Philotimo.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,160,466
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,160,466

(c)	KWM has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
12

CUSIP NO. 03837J101

C.	Mr. Kanen
(a)	As of the close of business on April 2, 2018, Mr. Kanen directly beneficially owned 116,082 Shares. Mr. Kanen, as the managing member of KWM, may be deemed the beneficial owner of the (i) 1,860,466 Shares owned by KWM and (ii) 300,000 Shares owned by Philotimo.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 116,082
2. Shared power to vote or direct vote: 2,160,466
3. Sole power to dispose or direct the disposition: 116,082
4. Shared power to dispose or direct the disposition: 2,160,466

(c)	Mr. Kanen has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
D.	Mr. Ambrose
(a)	As of the close of business on April 2, 2018, Mr. Ambrose does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ambrose has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
E.	Mr. Howe
(a)	As of the close of business on April 2, 2018, Mr. Howe does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Howe has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
13

CUSIP NO. 03837J101

F.	PADNOS
(a)	As of the close of business on April 2, 2018, PADNOS beneficially owned 205,200 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 205,200
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 205,200

(c)	PADNOS has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
G.	Mr. Padnos
(a)	As of the close of business on April 2, 2018, Mr. Padnos directly beneficially owned 118,000 Shares. Mr. Padnos, as the Chairman of PADNOS, may also be deemed the beneficial owner of the 205,200 Shares owned by PADNOS.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 118,000
2. Shared power to vote or direct vote: 205,200
3. Sole power to dispose or direct the disposition: 118,000
4. Shared power to dispose or direct the disposition: 205,200

(c)	Mr. Padnos has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
H.	Mr. Yosufzai
(a)	As of the close of business on April 2, 2018, Mr. Yosufzai does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Yosufzai has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
14

CUSIP NO. 03837J101

KWM, in its role as investment manager to several customer accounts (collectively, the "Accounts") to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer's Shares held in the Accounts.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Items 6 is hereby amended to add the following:

On April 3, 2018, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”). The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing and Solicitation Agreement by and among the Reporting Persons, dated April 3, 2018.

15

CUSIP NO. 03837J101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2018

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

PHILOTIMO FUND, LP

By:	Kanen Wealth Management, LLC its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

/s/ Anthony Ambrose
ANTHONY AMBROSE

/s/ Alan B. Howe
ALAN B. HOWE

PADNOS

By:	/s/ Jeffrey S. Padnos
	Name:	Jeffrey S. Padnos
	Title:	Chairman

/s/ Jeffrey S. Padnos
JEFFREY S. PADNOS

/s/ S. Shariq Yosufzai
S. SHARIQ YOSUFZAI

16